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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     APOLLO INTERNATIONAL OF DELAWARE, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   037613-10-6
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                   ----------------------
CUSIP NO. 037613-10-6                    13G                PAGE 2 OF 4 PAGES
----------------------                                   ----------------------

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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CHRISTINE CLEWES
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                              (b) [ ]
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    3      SEC USE ONLY
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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES
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                        5   SOLE VOTING POWER

                               0
      NUMBER OF       ---------------------------------------------------------
        SHARES          6   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                705,962
         EACH
      REPORTING       ---------------------------------------------------------
        PERSON          7   SOLE DISPOSITIVE POWER
         WITH
                               0
                      ---------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                               705,962
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              705,962
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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              19.8%
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    12     TYPE OF REPORTING PERSON*

              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 037613-10-6                                       PAGE 3 OF 4 PAGES

         ITEM 1.

                  Issuer:           Apollo International of Delaware, Inc.
                                    6542 N. U.S. Highway 41, Suite 215
                                    Apollo Beach, Florida 33572

         ITEM 2.

                  This statement is being filed on behalf of Christine Clewes, whose business address is 6542 N. U.S. Highway 41, Suite 215, Apollo Beach, Florida 33572. Ms. Clewes is a United States citizen.

                  The class of equity securities to which this Statement relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Apollo International of Delaware, Inc., a Delaware corporation (the "Company").

                  The CUSIP number for the Company's Common Stock is:
037613-10-6.

         ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Inapplicable.

         ITEM 4.  OWNERSHIP

                  Ms. Clewes may be deemed to beneficially own 705,962 shares of the Company's Common Stock, representing approximately 19.82% of the Company's Common Stock. These shares represent 705,962 shares of Common Stock that Ms. Clewes owns jointly with her spouse, David W. Clarke.

                  Ms. Clewes may be deemed to have shared voting and dispositive power with respect to the 705,962 shares of Common Stock which she owns jointly with her spouse.

         ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Inapplicable.

         ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Ms. Clewes shares ownership and dispositive rights with her spouse, David W. Clarke, as to the 705,962 shares of Common Stock beneficially owned by Ms. Clewes.

         ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Inapplicable.

CUSIP NO. 037613-10-6                                       PAGE 4 OF 4 PAGES

         ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Inapplicable.

         ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Inapplicable.

         ITEM 10. CERTIFICATION

                  Inapplicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 13, 1998.

                                                         /s/ CHRISTINE CLEWES
                                                             -------------------
                                                             CHRISTINE CLEWES